Exhibit 99.1

For Further Information Contact:
Roy Wolvin
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Announces U.S. Phase 2 Clinical Trial of NX-1207 for New Indication - Prostate Cancer

HASBROUCK HEIGHTS, NJ (March 1, 2012) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) is pleased to announce the initiation of a Phase 2 U.S. clinical trial to evaluate the company’s NX-1207 drug for the treatment of low grade localized prostate cancer. The Company has filed a new Investigational New Drug (IND) application with the FDA. Clinical trial NX03-0040 will enroll 150 men in a two dose 6 week Phase 2 study designed in accordance with specific direction and guidance provided by the FDA in Pre-IND meetings. NX-1207 is currently in Phase 3 clinical trials in the U.S. and Europe for the treatment of benign prostatic hyperplasia (BPH).

Preclinical studies of NX-1207 have shown activity against prostate cancer cells at higher dosage levels of NX-1207 than the dosage used in the current Phase 3 BPH clinical trials. The new study will test both low and high doses of NX-1207 for their effect on low grade localized prostate cancer. Efficacy in the study will be assessed 6 weeks after NX-1207 treatment.

Paul Averback MD, CEO of Nymox, said “We are excited to begin Phase 2 testing of this potential new indication for NX-1207. The drug’s excellent safety profile thus far and ease of administration make NX-1207 an attractive potential treatment for men with low grade prostate cancer. There is an unmet need for a safe and effective treatment of low risk localized prostate cancer without the potential side effects such as impotence or incontinence associated with current treatments.”

NX-1207 is in late stage Phase 3 development in the U.S. for BPH. Phase 3 trials of NX-1207 for BPH have recently begun in Europe sponsored by Recordati S.p.A., the company’s European licensing partner. NX-1207 is administered directly into the prostate by a urologist in an office setting in an injection that does not require anaesthesia, sedation, or catheterization, takes only a few minutes and involves minimal discomfort to the patient.

In 2011, in the United States more than 240,000 men are projected to be diagnosed with prostate cancer and 33,000 men are projected to die from the disease. Most cases are detected via prostate-specific antigen (PSA) screening and usually found to have localized tumors. Surgical removal of the prostate (radical prostatectomy) and radiation therapy with or without androgen deprivation therapy are the most common active treatment options for localized prostate cancer but have significant short- and long-term adverse effects, including impotence, urinary dysfunction, and other complications.

BPH is one of the most commonly diagnosed conditions in the male population. The condition can seriously impact the health and quality of life of middle aged and older men. It is estimated that 50% of men in their 50s have pathological signs of prostatic hyperplasia and a high proportion of men as they age suffer from moderate to severe urinary problems and symptoms associated with BPH.

More information about Nymox is available at www.nymox.com, email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Development of drug products involves substantial risks and actual results may differ materially from expectations. Such factors are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

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